UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10

CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X 3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					393,400 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					689,400 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					689,400 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					5.2% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson, Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					296,000 (See Item 5)


				8 	SHARED VOTING POWER
					393,400 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					689,400 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					689,400 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					5.2% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					296,000 (See Item 5)


				8 	SHARED VOTING POWER
					393,400 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					689,400 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					689,400 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					5.2% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer
The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500,Houston Texas 77027.

Item 2. Identity and Background
(a), (b), (c) and (f) This Schedule 13D is filed by Pirate Capital LLC,
Thomas R. Hudson, Jr. and Gabrielle Katz Hudson. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson, Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC. Each of them is a citizen of the United States.
Thomas R. Hudson, Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital, LLC which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 689,400 shares of the Common Stock of the Issuer (the ?Shares?), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders").
(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson, Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $9,044,928 was paid to acquire the Shares as detailed in Item 5.

Item 4. Purpose of Transaction
The securities covered by this Schedule 13D were acquired by each of the Holders for investment purposes. However, prior to the acquisition of the Shares which required the filing of Schedule 13D, Pirate Capital LLC had communications with the Issuer, and it is anticipated that Pirate Capital LLC and/or one or more of the Holders may, from time to time, have discussions with management, the board of directors and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer and various ways of maximizing long-term shareholder value. In addition, one or more of the Holders, or Pirate Capital LLC on behalf of such Holder or Holders, may make proposals to the board of directors, seek to change the composition of and/or seek representation on the board of directors and/or solicit proxies or written consents from other shareholders of the Issuer. Except for the actions referred to in the preceding paragraph, none of the persons on behalf of whom this
Schedule 13D is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with
Schedule 13D.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase its holdings of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer
(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and on an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of , all of the Shares owned by Jolly Roger Fund L.P. and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson, Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson, Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital, LLC has sole voting power with respect to 393,400 of the Shares and sole disposition power with respect to 689,400 of the Shares; Thomas R. Hudson, Jr. has shared voting power with respect to 296,000 of the Shares and shared disposition power with respect to 689,400 of the Shares;and Gabrielle Katz Hudson has shared voting power with respect to 393,400 of the Shares and shared disposition power with respect to 689,400 of the Shares. (b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER FUND LP
Trade Date	Transaction Type	Number of Shares 	Price
5/4/04		BUY			2,600 			11.71
5/11/04		BUY			2,200			12.20
5/12/04 	BUY			5,000			12.16
5/18/04 	BUY			25,100			12.19
5/19/04 	BUY			10,000			12.22
5/20/04 	BUY			9,000			12.26
5/21/04 	BUY			35,400			12.34
5/26/04 	BUY			3,900			13.07
5/27/04 	BUY			15,000			13.28
5/28/04 	BUY			15,000 			13.30
6/1/04		BUY			15,000			13.43
6/2/04		BUY			5,000			13.25
6/4/04		BUY			7,200			14.18
6/7/04		BUY			10,000			13.87
6/9/04		BUY 			5,300 			13.74
6/10/04		BUY			2,200			13.65
6/14/04		BUY			15,000			13.70
6/15/04		BUY			25,000			13.90
6/16/04		BUY			5,000			13.85
6/17/04		BUY			33,500			13.85
6/21/04		BUY			2,500			13.48
6/23/04 	BUY			52,000			13.50
Total 					300,900


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Transaction Type	Number of Shares	Price
5/4/04		BUY			5,000			11.75
5/11/04 	BUY			2,200			12.20
5/12/04 	BUY			5,000			12.08
5/18/04 	BUY			20,100			12.18
5/19/04 	BUY			3,000			12.21
5/19/04 	SELL			-4,000			12.25
5/20/04 	BUY			27,400			12.29
5/20/04 	SELL			-100			12.25
5/21/04 	BUY			34,400			12.34
5/25/04 	BUY			10,500			12.83
5/27/04 	BUY			11,600			13.32
5/28/04 	BUY			18,800			13.30
6/1/04		BUY			9,100			13.45
6/2/04		BUY			3,100			13.22
6/4/04		BUY			8,200			14.23
6/7/04		BUY			10,000			14.10
6/9/04		BUY			6,500			13.74
6/10/04		BUY			5,000			13.75
6/14/04 	BUY			15,000			13.76
6/15/04 	BUY 			29,000			13.84
6/15/04 	SELL			-3,000			13.87
6/16/04 	BUY			5,000			13.90
6/17/04		BUY			25,000			14.00
6/18/04 	BUY			3,200			13.69
6/21/04 	BUY			6,000			13.49
6/23/04		BUY			37,000			13.53
6/29/04 	BUY			3,000			13.45
Total					296,000

MINT MASTER FUND LTD
Trade Date	Transaction Type	Number of Shares	Price
5/18/04 	BUY			100			12.24
5/18/04 	BUY			400			12.18
5/18/04 	BUY			1,000			12.25
5/18/04 	BUY			2,000			12.25
5/18/04 	BUY			4,600			12.20
5/18/04 	BUY			4,900			12.25
5/18/04 	BUY			5,000			12.16
5/18/04 	BUY			1,100			12.06
5/21/04		BUY			5,000			12.35
5/27/04		BUY			400			13.34
5/27/04 	BUY			1,300			13.23
5/27/04 	BUY			1,400 			13.26
5/27/04 	BUY			1,600			13.35
5/27/04 	BUY			1,700			13.25
5/27/04 	BUY 			11,000			13.28
5/28/04 	BUY			10,000			13.30
5/28/04 	BUY			10,000			13.35
6/1/04		BUY			5,000			13.45
6/1/04		BUY			5,000			13.45
6/4/04		BUY			1,200			14.30
6/4/04		BUY			6,800			14.31
6/7/04		BUY			400 			13.84
6/7/04		BUY			2,600			13.85
6/17/04 	BUY			300			13.98
6/17/04 	BUY			9,700 			14.00
Total 					92,500

Grand Total 				689,400


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7. Material to Be Filed as Exhibits Exhibit 1.
Joint Filing Agreement


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 2, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson, Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: July 2, 2004

			Thomas R. Hudson, Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL, LLC